UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20 549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DR PEPPER SNAPPLE GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

26138E109
(CUSIP Number)

Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue, 41 st Floor
New York, New York 10017
Tel. No.: (212) 451-3000
__________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,616,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,616,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,616,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97% **
14	TYPE OF REPORTING PERSON IN
_______
* Includes 7,580,211 shares (the “Swap Shares”) of common stock, par value $0.01 per share (“Common Stock”), of Dr Pepper Snapple Group, Inc. (the “Issuer”) to which certain reporting persons have long economic exposure under cash-settled total return swaps (“Swaps”) entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in CSX Corporation v. The Children’s Investment Fund Management (UK) LLP, et al. (the “CSX Case”).  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”)) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s Registration Statement on Form S-3 filed on December 14, 2009 (the “12/14/09 S-3”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,616,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,616,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,616,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97% **
14	TYPE OF REPORTING PERSON IN
_______
* Includes 7,580,211 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,616,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,616,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,616,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97% **
14	TYPE OF REPORTING PERSON IN
_______
* Includes 7,580,211 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,616,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,616,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,616,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 7,580,211 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,616,603*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,616,603*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,616,603*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97% **
14	TYPE OF REPORTING PERSON OO
_______
* Includes 7,580,211 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,401,421*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,401,421*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,401,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88% **
14	TYPE OF REPORTING PERSON OO
_______
* Includes 7,442,490 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,401,421*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,401,421*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,401,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 7,442,490 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,218,179*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,218,179*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,179*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 1,312,559 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,107,590*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,107,590*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,107,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 4,054,304 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,182*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,182*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,182*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% **
14	TYPE OF REPORTING PERSON OO
_______
* Includes 137,721 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,182*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,182*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,182*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 137,721 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

1	NAME OF REPORTING PERSON Trian SPV (SUB) II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0485814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0. 00%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Trian SPV (SUB) IV, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0545717
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,627*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,627*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,627*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82% **
14	TYPE OF REPORTING PERSON PN
_______
* Includes 2,075,627 Swap Shares to which certain reporting persons have long economic exposure under Swaps entered into by such reporting persons.  The Swap Shares are being included solely as a result of the uncertainty created by the decision in the CSX Case.  The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose.

** Calculated based on 254,109,047 shares of Common Stock outstanding as of December 9, 2009, as reported in the Issuer’s 12/14/09 S-3.

Item 1. Security and Issuer

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008, as previously amended by Amendment No. 1 on June 26, 2009, relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dr Pepper Snapple Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5301 Legacy Drive, Plano, Texas  75024.

Items 4 and 5 of the Schedule 13D are hereby amended to read as follows:

Item 4. Purpose of the Transaction

The Filing Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, price levels of the Shares, other investment opportunities available to the Trian Group, conditions in the securities and capital markets, and general economic and industry conditions, the Trian Group may, from time to time and at any time, take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: selling some or all of the Trian Group's respective holdings in the Issuer; purchasing additional securities of the Issuer; entering into financial instruments or other agreements that increase or decrease the Trian Group's economic exposure with respect to their investment in the Issuer; engaging in any hedging or similar transactions with respect to such holdings; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on January 13, 2010, the Trian Group beneficially owned, in the aggregate, 12,616,603 Shares, representing approximately 4.97% of the Issuer’s outstanding Shares (based upon the 254,109,047 Shares stated by the Issuer to be outstanding as of December 9, 2009 in the Issuer’s Registration Statement on Form S-3 filed on December 14, 2009).  Such Shares include an aggregate of  5,036,392 Shares directly owned by Trian GP, Trian Onshore, Trian Offshore and Parallel Fund I, representing approximately 1.98% of the Issuer’s outstanding Shares, and 7,580,211 Swap Shares, representing approximately 2.98% of the Issuer’s outstanding Shares.  The Swap Shares are being included in this Schedule 13D as “beneficially owned” (as that term is defined in Rule 13d-3) solely as a result of the uncertainty created by the decision in the CSX Case.  The Trian Group disclaims beneficial ownership of the Swap Shares and this Schedule 13D shall not be deemed an admission that the members of the Trian Group are the beneficial owners of the Swap Shares for any purpose.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,905,620, 3,053,286, 77,461 and 25 Shares, respectively, except to the extent that other members of the Trian Group as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  In addition, each of Trian Onshore, Trian Offshore, Parallel Fund I and SPV IV has an interest in 1,312,559, 4,054,304, 137,721 and 2,075,627 Swap Shares, respectively.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore and SPV IV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore and SPV IV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian GP directly and beneficially owns. Each of Trian GP LLC, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any members of the Trian Group, inclusive of the transactions effected through 4:00 pm, New York City time, on January 13, 2010.

(d) Except for the Trian Group and as described under Item 6 of this Schedule 13D, no person is known by the Trian Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Trian Group.

(e) As a result of the transactions referred to in Item 5(c) above, the Filing Persons ceased to be the beneficial owners of more than 5% of the Issuer's outstanding Shares and, accordingly, will no longer be filing any amendments to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2010
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its
general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN SPV (SUB) II, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN SPV (SUB) IV, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS GP, L.P.
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:	/s/PETER W. MAY
Name: Peter. W. May
Title: Member

/s/NELSON PELTZ
Nelson Peltz
/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 13, 2010.  Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	11/16/2009	163,792	27.9528	Sale
Trian Partners Master Fund, L.P.	11/17/2009	23,195	27.8703	Sale
Trian Partners Master Fund, L.P.	11/18/2009	146,038	27.7384	Sale
Trian Partners Master Fund, L.P.	11/23/2009	102,470	27.3866	Sale
Trian Partners Master Fund, L.P.	11/24/2009	17,757	27.4444	Sale
Trian Partners Master Fund, L.P.	12/1/2009	292,425	26.4347	Sale
Trian Partners Master Fund, L.P.	12/2/2009	41,775	26.6750	Sale
Trian Partners Master Fund, L.P.	1/4/2010	574,895	28.3000	Sale*
Trian Partners Master Fund, L.P.	1/12/2010	24,062	28.4971	Sale
Trian Partners Master Fund, L.P.	1/13/2010	57,793	28.4918	Sale

Trian Partners, L.P.	11/16/2009	41,147	27.9528	Sale
Trian Partners, L.P.	11/17/2009	5,826	27.8703	Sale
Trian Partners, L.P.	11/18/2009	36,686	27.7384	Sale
Trian Partners, L.P.	11/23/2009	25,741	27.3866	Sale
Trian Partners, L.P.	11/24/2009	4,460	27.4444	Sale
Trian Partners, L.P.	1/4/2010	574,895	28.3000	Purchase*
Trian Partners, L.P.	1/13/2010	25,757	28.4918	Sale

Trian SPV (SUB) IV, L.P.	11/16/2009	41,125	27.9528	**
Trian SPV (SUB) IV, L.P.	11/17/2009	5,823	27.8703	**
Trian SPV (SUB) IV, L.P.	11/18/2009	36,667	27.7384	**
Trian SPV (SUB) IV, L.P.	11/23/2009	25,727	27.3866	**
Trian SPV (SUB) IV, L.P.	11/24/2009	4,457	27.4444	**
Trian SPV (SUB) IV, L.P.	12/1/2009	57,575	26.4347	**
Trian SPV (SUB) IV, L.P.	12/2/2009	8,225	26.6750	**
Trian SPV (SUB) IV, L.P.	1/12/2010	4,738	28.4971	**
Trian SPV (SUB) IV, L.P.	1/13/2010	16,450	28.4918	**

Trian Partners Parallel Fund I, L.P.	11/16/2009	3,936	27.9528	Sale
Trian Partners Parallel Fund I, L.P.	11/17/2009	557	27.8703	Sale
Trian Partners Parallel Fund I, L.P.	11/18/2009	3,509	27.7384	Sale
Trian Partners Parallel Fund I, L.P.	11/23/2009	2,462	27.3866	Sale
Trian Partners Parallel Fund I, L.P.	11/24/2009	426	27.4444	Sale

 *Represents a sale by Trian Partners Master Fund, L.P. to Trian Partners, L.P. of the Shares set forth in the table.  The Shares were sold in a private transaction at the closing price of the Shares on such date.

  **Represents a partial unwind of an outstanding Swap with respect to the number of underlying reference Shares set forth in the table.